P. E. 2/1/02

02013483

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X　　　　Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __　　　　No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURE:

Dassault Systemes is furnishing under cover of Form 6-K an earnings release dated February 5, 2002, announcing Dassault Systemes' finanancial results for the fourth quarter and the year ended December 31, 2001.

COMMUNIQUÉ DE PRESSE / PRESS RELEASE

For Immediate release

FOR: Dassault Systemes

APPROVED: Thibault de Tersant
Executive Vice President,
Finance and Administration
33.1.40.99.40.04

CONTACT: Didier Gaillot
Corporate Finance
33.1.40.99.44.20

CONTACT: Michael Polyviou/Kirin Smith
Press: Brian Maddox
Morgen-Walke Associates, Inc.
212-850-5600
Jean-Benoit Roquette/Ronald Dassa
Nelly Dimey/Lorie Lichtlen
Morgen-Walke Europe S.A.
33.1.47.03.68.10

DASSAULT SYSTEMES (dsweb.com) REPORTS 15% INCREASE IN FOURTH QUARTER REVENUE AND 18% INCREASE IN FULL 2001 YEAR REVENUE

- **Fourth Quarter EPS of € 0.47 Before Acquisition Costs Increases 18% and Exceeds Expectations; US GAAP EPS (Includes Acquisition Costs) of € 0.36 up 16% in Fourth Quarter**

For the Full 2001 Year, Process-Centric Revenue Increased 13%, Design-Centric Rose 31% and PDM Grew 38%

PARIS, FRANCE, February 5, 2002 –Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, today reported financial results for the fourth quarter and year ended December 31, 2001.

Acquisition costs include goodwill and technology amortization and other related costs. All financial figures in this press release are before these acquisition costs unless otherwise noted. All financial information presented for the year ended December 31, 2001 is unaudited and reported in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

Fourth Quarter

Total revenue rose 15% to € 225.3 million in the fourth quarter of 2001, up from € 196.5 million in the 2000 fourth quarter. Process-centric revenue increased 14% to € 168.0 million, Design-centric was up 16% to € 34.0 million and PDM revenue grew 16% to € 23.3 million. In the 2001 fourth quarter net income before acquisition costs totaled € 54.8 million, or € 0.47 per share, representing an increase of 18% over comparable year-ago earnings per share results. In the 2000 fourth quarter net income before acquisition costs was € 47.0 million or € 0.40 per share. On a US GAAP basis, which includes acquisition costs, net income was € 42.1 million, or € 0.36 per share in the fourth quarter of 2001, compared to € 36.5 million, or € 0.31 per share in the 2000 fourth quarter.

Software license revenue, representing 85% of total revenue in the fourth quarter, grew 18% to € 191.7 million from € 163.2 million a year ago period. Service revenue was essentially even with the year-ago period at € 33.6 million, compared to € 33.3 million in the 2000 fourth quarter.

9,931 CATIA and 6,978 SolidWorks seats were licensed in the fourth quarter of 2001, and both of them were up 9% compared to last year.

Full Year

For the year ended December 31, 2001 total revenue increased 18% to € 746.1 million, compared to € 632.4 million in 2000. Process-centric revenue increased 13% to € 552.0 million, Design-centric was up 31% to € 128.2 million and PDM revenue rose 38% to € 65.9 million. Recurring revenue represented 45% of software license revenue in 2001. Software revenue grew 19%, with services growing 14% year over year. For 2001 net income before acquisition costs was € 144.0 million, or € 1.23 per share, compared to € 139.2 million, or € 1.17 per share in 2000. On a US GAAP basis, which includes acquisition costs, net income was € 88.7 million, or € 0.76 per share in 2001, compared to € 103.7 million or € 0.87 per share in 2000.

For the full year, 33,962 CATIA and 26,183 seats of SolidWorks were licensed, increasing, respectively, 9% and 19% compared to 2000.

The Company will be adopting FASB 141 and 142 related to accounting for business combinations and goodwill as of the beginning of 2002 and will present first quarter 2002 financial results in accordance with these statements. It is expected that the Company's operating earnings, net earnings and earnings per share on a US GAAP basis following adoption of FASB 141 and 142 will be very similar to those calculated before acquisition costs. The Company will continue to provide earnings-related figures before acquisition costs in order to facilitate historical comparisons. The Company does not anticipate recording any impairment of goodwill in the first quarter of 2002.

Charles Edelstenne, Chairman of DS, commented, "DS had a very solid finish to an outstanding 2001. DS produced strong revenue growth across all major brands, markets and geographic regions. Based upon these results and the opportunities before us, we believe DS is positioned to deliver good performance in the coming year."

Bernard Charles, President, commented, "With 18% revenue growth, DS was the fastest growing company in the 3D PLM market as a whole, and also in each of its components: CAD/CAM, digital manufacturing, virtual product data management and collaboration (PDM). 3D PLM provides a new way to create, produce and support all types of manufactured products and to make them accessible to everyone in the enterprise. Our business and financial results in 2001 are clear evidence that companies share our vision of 3D PLM and that it is an important investment priority for them throughout economic cycles."

Mr. Charles continued, "Adoption of 3D PLM by our customers translated into an increase of 13% in our Process-Centric revenue and a constant progression of Version 5 which represented 44% of the CATIA volume in Q4 and 37% for the full year. Moreover, our PDM business grew 38% for the year."

Thibault de Tersant, Executive Vice President, stated, "Achieving annual revenue growth of 18% to € 746 million compared to our initial target of € 750 million is a good illustration of the resilience of our business model in a weak economic environment. For 2002, our objectives are unchanged with revenue growth of approximately 15% and operating margin before acquisition costs maintained at 30%. For the First quarter 2002, our objective is to deliver revenue within a range from € 180 million to € 185 million."

NEW PRODUCT LAUNCHES

DELMIA launched V5R7 of DELMIA Digital Manufacturing Solutions. DELMIA V5R7 is the first release providing complete integration between all DELMIA software applications on top of the PPR - Product, Process and Resource model. This unique PPR model, shared across DS' 3D PLM applications, ensures the integration between CATIA, ENOVIA and DELMIA. This release vastly improves the efficiency of the process planning and verification activities within the global product development cycle. This makes collaborative engineering of products, processes and resources a reality across the extended enterprise, including the worldwide supply chains.

SolidWorks unveiled SolidWorks 2001Plus, the latest release of the company's award winning, Windows-based 3D CAD software. 2001Plus is the core component in the company's flagship product suite, SolidWorks Office. The latest enhancements incorporated into 2001Plus enable engineers and designers to slash design time, costs, and minimize production errors. This is the Company's tenth major software release, featuring more than 150 innovations including unique 2D to 3D CAD transition tools and new large assembly design capabilities. With this latest release, SolidWorks raises the bar in the design automation industry by providing new, powerful tools to make the process of developing a solid model easy, fast, and fun.

ADDITIONAL HIGHLIGHTS

John McEleney was named CEO of SolidWorks. McEleney, most recently Chief Operating Officer, is a five-year SolidWorks veteran who built the company's profitable partnership and subscription service programs and its Pacific Rim sales channel.

Sony selected CATIA V5 solutions for the design of its popular flat-screen WEGA television monitors. Utilizing all of CATIA's newest capabilities such as modeling, analysis, and evaluation using digital mock-up, Sony was able to apply their latest technical advances to the product line more quickly. Sony migrated from a 2D CAD system to a 3D solution to meet the needs for speeding innovations to market, as marketplace forces compress product life cycle. Using CATIA V5, Sony integrated both engineering and manufacturing processes, adopting a modular design methodology. With this method, SONY achieved high effectiveness and an extensive increase in speed.

MSC Group Inc. chose CATIA V5 as part of a strategic and value-added move that will unify and enhance MSC's worldwide application offer. The decision to purchase CATIA V5 PLM software for design, engineering and manufacturing collaboration stems from MSC's vision to be a leading one-stop manufacturing solutions provider for the whole spectrum of the manufacturing supply chain.

Toda Racing, a leading team in All Japan Formula 3 racing, selected CATIA V5 to develop, design, and manufacture high performance auto racing parts. Toda Racing is now fully using CATIA V5 for component design, structural analysis, stress analysis, and processing.

ASTRIUM Space Infrastructure reinforced its development program with CATIA and ENOVIAVPM for its three design and fabrication sites. These sites, already up and running with DS' CATIA 3D design solutions, are the development locations for the international space. ENOVIAVPM allows ASTRIUM to share design information in real time within the company and other members of the international space development consortium. ASTRIUM uses CATIA 3D virtual reality models to replace costly traditional scale models of complex portions of the International space station.

Gnatus selected CATIA V5 and TeamPDM to build its new PLM environment for increased quality and value of dental equipment for its customers. To enable further advancement, Gnatus sought a solution that could streamline their systems, processes and increase productivity, as well as support market expansion for their products. Gnatus now expects to see major advancements in product design management, as well as in the quality and performance of its products.

China Heli Forklift Truck Company, one of the world's top 10 forklift manufacturers, selected 120 seats of SolidWorks software to reduce design time and bring new products to market faster. The Company's 3D CAD software allows China Heli Forklift's engineers to quickly and easily design new products and eliminate production errors.

SRAC announced that the United States Military Academy at West Point added 100 seats of COSMOS/DesignSTAR to their Mechanical Engineering curriculum. COSMOS/DesignSTAR was selected after a thorough evaluation of various analysis programs, with its ease of use as a key selection factor.

AWARDS

eDrawings 2.0, SolidWorks' e-mail-based design review software, won the "Best New CAD Product" award at the CIM 2001 show in Birmingham, England. This is SolidWorks second consecutive win, following its first place award at the CIM 2000 show for its SolidWorks 2000 3D CAD software.

SolidWorks' eDrawings 2.0 also received the Innovation Award for 2001. Computer Graphics World recognized SolidWorks' eDrawings 2.0 e-mail-based 3D CAD technology for incorporating Internet technology to simplify the design review process. This award highlights eDrawings main benefit of streamlining the design review and collaboration processes so companies are able to bring their products to market faster than before.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2002 revenue, first quarter 2002 revenue and 2002 operating margin before acquisitions costs, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20F for the year ended December 31, 2000, which was filed with the SEC on April 27, 2001, could materially affect the Company's financial position or results of operations.

Conference Call Information

Dassault Systemes will be hosting a conference call today at 4:00PM CET/10:00 AM ET. The conference call will be available via the Internet by accessing Dassault Systemes' website at www.dsweb.com or www.vcall.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software.

ABOUT DASSAULT SYSTEMES

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam, as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications. Information about Dassault Systemes is available at http://www.dsweb.com.

(Tables to follow)

DASSAULT SYSTEMES
KEY FIGURES
(in millions of Euro, except per share data)

4TH QUARTER

	4Q01	4Q00	Percentage Variance
Process-Centric excluding PDM	168.0	147.2	14.1%
Design-Centric	34.0	29.2	16.4 %
PDM	23.3	20.1	15.9%
Revenue	**225.3**	**196.5**	**14.7%**
AMERICA	64.6	58.6	10.2%
EUROPE	122.5	109.5	11.8%
ASIA	38.2	28.4	34.7%
Operating Income	**81.1**	**77.3**	**4.9%**
Operating Margin	36.0%	39.3%	
Net Income	54.8	47.0	16.6%
EPS excluding acquisition costs	**0.47**	**0.40**	**17.5%**
Closing Headcount	3,848	3,205	20.1%

FULL YEAR

	2001	2000	Percentage Variance
Process-Centric excluding PDM	552.0	486.9	13.4%
Design-Centric	128.2	97.6	31.4%
PDM	65.9	47.9	37.6%
Revenue	**746.1**	**632.4**	**18.0%**
AMERICA	219.5	188.0	16.7%
Europe	380.1	335.8	13.2%
Asia	146.5	108.6	34.9%
Operating Income	**221.0**	**219.0**	**0.9%**
Operating Margin	29.6%	34.6%	
Net Income	144.0	139.2	3.4%
EPS excluding acquisition costs	**1.23**	**1.17**	**5.1%**

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME DATA
(in millions of Euro, except per share data)

	Three Months Ended				Twelve Months Ended			
	December 31, 2001		December 31, 2000		December 31, 2001		December 31, 2000	
Revenue								
Software		191.7		163.2		643.0		541.7
Service and Other		33.6		33.3		103.1		90.7
Total revenue	€	225.3	€	196.5	€	746.1	€	632.4
Cost of Revenue								
Software		5.8		3.4		20.8		15.0
Service and Other		28.4		27.6		86.6		75.7
Total Cost of Revenue	€	34.2	€	31.0	€	107.4	€	90.7
Gross Profit	€	191.1	€	165.5	€	638.7	€	541.7
Research, selling, administrative								
Research and development		57.2		46.9		209.2		169.8
Marketing and Sales		41.1		31.9		164.3		117.5
General Administration		11.7		9.4		44.2		35.4
Acquisition Costs		13.2		11.8		58.4		40.2
Total Research, selling, administrative and acquisition expenses:	€	123.2	€	100.0	€	476.1	€	362.9
Operating Income	€	67.9	€	65.5	€	162.6	€	178.8
Financial revenue and Other		4.3		2.6		14.1		11.0
Income before income taxes		72.2		68.1		176.7		189.8
Income tax expense		(30.1)		(31.6)		(88.0)		(86.1)
Net Income	€	42.1	€	36.5	€	88.7	€	103.7
Basic net income per share (1)	€	0.37	€	0.32	€	0.78	€	0.92
Diluted net income per share (1)	€	0.36	€	0.31	€	0.76	€	0.87
Basic weighted average share outstanding (in millions)		113.9		113.3		113.7		113.1
Diluted weighted average share outstanding (in millions)		117.1		118.6		116.7		118.6

(1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income	€	81.1	€	77.3	€	221.0	€	219.0
Net Income	€	54.8	€	47.0	€	144.0	€	139.2
Diluted net income per share	€	0.47	€	0.40	€	1.23	€	1.17

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME DATA
PERCENTAGE VARIANCE
(EXCLUDING ACQUISITION COSTS)
(in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:

	Three Months Ended				Percentage Variance
	December 31, 2001		December 31, 2000		%
Revenue					
Software		191.7		163.2	17.5%
Service and Other		33.6		33.3	0.9%
Total revenue	€	225.3	€	196.5	14.7%
Cost of Revenue					
Software		5.8		3.4	70.6%
Service and Other		28.4		27.6	2.9%
Total Cost of Revenue	€	34.2	€	31.0	10.3%
Gross Profit	€	191.1	€	165.5	15.5%
Research, selling, administrative:					
Research and development		57.2		46.9	22.0%
Marketing and Sales		41.1		31.9	28.8%
General Administration		11.7		9.4	24.5%
Total Research, selling, administrative:	€	110.0	€	88.2	24.7%
Operating Income		81.1		77.3	4.9%
Financial revenue and Other		4.3		2.6	65.4%
Income before income taxes		85.4		79.9	6.9%
Income tax expense		(30.6)		(32.9)	-
Net Income	€	54.8	€	47.0	16.6%
Diluted net income per share	€	0.47	€	0.40	17.5%
Average Shares		117.1		118.6	

DASSAULT SYSTEMES
CONSOLIDATED STATEMENTS OF INCOME DATA
PERCENTAGE VARIANCE
(EXCLUDING ACQUISITION COSTS)
(in millions of Euro, except per share data)

Excluding acquisition costs, the consolidated statements of income data would have been as follows:

	Twelve Months Ended				Percentage Variance
	December 31, 2001		December 31, 2000		%
Revenue					
Software		643.0		541.7	18.7%
Service and Other		103.1		90.7	13.7%
Total revenue	€	746.1	€	632.4	18.0%
Cost of Revenue					
Software		20.8		15.0	38.7%
Service and Other		86.6		75.7	14.4%
Total Cost of Revenue	€	107.4	€	90.7	18.4%
Gross Profit	€	638.7	€	541.7	17.9%
Research, selling, administrative:					
Research and development		209.2		169.8	23.2%
Marketing and Sales		164.3		117.5	39.8%
General Administration		44.2		35.4	24.9%
Total Research, selling, administrative :	€	417.7	€	322.7	29.4%
Operating Income		221.0		219.0	0.9%
Financial revenue and Other		14.1		11.0	28.2%
Income before income taxes		235.1		230.0	2.2%
Income tax expense		(91.1)		(90.8)	-
Net Income	€	144.0	€	139.2	3.4%
Diluted net income per share	€	1.23	€	1.17	5.1%
Average Shares		116.7		118.6	

9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel : + 33 1 40 99 40 99 – Fax : +33 1 42 04 45 81 – http://www.dsweb.com

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions of Euro)

	December 31, 2001		December 31, 2000	
ASSETS				
Cash and short-term investments		369.2		274.2
Accounts receivable, net		217.2		210.1
Other assets		246.8		249.3
Total assets	€	833.2	€	733.6
LIABILITIES AND SHAREHOLDERS' EQUITY				
Total liabilities		282.3		267.9
Shareholders' equity		550.9		465.7
Total liabilities and shareholders' equity	€	833.2	€	733.6

9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE. Tel : + 33 1 40 99 40 99 – Fax : +33 1 42 04 45 81 – http://www.dsweb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Dated: February 5, 2002

By: /s/ Thibault de Tersant
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration